

May 1, 2013

<u>Via E-mail</u>
Jodi K. Stevens
Chief Executive Officer
Forever Valuable Collectibles, Inc.
535 16th Street, Suite 820,
Denver, CO 80202

> **Re: Forever Valuable Collectibles, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 12, 2013**
> **File No. 000-53377**

Dear Ms. Stevens,

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. Please disclose why you desire to increase your authorized shares to the amount proposed. In this regard, we note your disclosures on the Form 8-K filed on April 4, 2013 where you indicate that you intend to issue 79,000,000 shares of common stock to AEGEA, LLC, and 15,000,000 shares of common stock with 100 shares of series A convertible preferred stock to members of Energis Petroleum, LLC. If the increase in authorized shares is to facilitate a change in control of your company, given that AEGEA and Energis will own approximately 88.7% of your stock, it is unclear to us why you indicate that you have no present plans or commitments for the issuance of the proposed additional shares. Please revise or advise. Also, tell us what consideration you have given to providing the disclosure required by Items 11, 13 and 14 of Schedule 14A, considering the pending acquisition. Refer to Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 if you have questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director